




OMV



# News Release



July 9, 2003
7.30am (UK time) – 8.30am (CET)

www.omv.com

## OMV: New exploration licenses granted in offshore Pakistan

- **Exploration licenses for two blocks covering about 14,600 km²**
- **First exploration well planned for the fourth quarter 2003**
- **Pakistan on course to become a core E&P region**

**OMV, the leading oil and gas group in Central and Eastern Europe, announces that it has been awarded two new petroleum exploration licenses for blocks located offshore Pakistan in the Indus Delta. Blocks G (No. 2265-1) and H (No. 2165-1) cover an area of 14,596 square kilometers (km²) and are located around 200 km south of Karachi at a water depth ranging between 1,700 to 3,400 meters. OMV holds a 15% interest in these blocks. Exploration will be conducted as a joint venture, with activities operated by Total. The joint venture consortium has a minimum expenditure obligation of USD 13 mn for both blocks during the initial term of two years and plans an exploration well for the fourth quarter 2003.**

The Production Sharing Agreements between the Government of Pakistan and the joint venture companies – were signed recently.

The additional exploration licenses gained will complement OMV's existing portfolio in southern Pakistan. Helmut Langanger, OMV Executive Board member with responsibility for Exploration and Production (E&P), commented: "The development of Pakistan as one of our core E&P regions is a key part of our strategy to double our daily oil and gas production to 160,000 boe/d by 2008. OMV's participation reflects our continuing confidence in Pakistan as an investment region with its high exploration potential and good fiscal regime."

**Notes to editors:**

**Consortium partners for the exploration of Blocks G (No. 2265-1) and H (No. 2165-1):**

| | |
|---|---|
| OMV (PAKISTAN) Exploration Gesellschaft m.b.H. | 15% |
| Total E&P Pakistan (Operator) | 40% |
| Petronas Carigali (Pakistan) Ltd | 30% |
| Oil and Gas Development Company Ltd | 10% |
| Mari Gas Company Ltd | 5% |



**OMV (PAKISTAN) Exploration Gesellschaft m.b.H.** is a 100% subsidiary of OMV Aktiengesellschaft and has been active in Pakistan since 1991. It currently has 330 employees, of whom 311 are Pakistanis and 19 are expatriates. Activities are focused on the Middle Indus region, where OMV has already built a strong position as an operator. In 1993 the Miano natural gas field was discovered during initial drilling at Miano 1. Production began at the end of December 2001, with a current daily sales volume of 3.8 million m³ of natural gas, which covers 5% of Pakistani natural gas needs. OMV has a 17.7% stake in the Miano field. In 1998, OMV discovered the large Sawan gas field, which was declared commercial in December 1999. The development of the field, which has usable reserves (P2) of 35 billion m³, is being carried out in two stages. The first stage is due to start in Q3 2003 and will achieve a daily sales volume of 4.5 million m³. An additional daily sales volume of 4.5 million m³ will be gained

in the second phase which should be put on stream at the end of 2003. OMV has a 19.7% stake in Sawan. Pakistan is on target to become a core region of OMV's international E&P business.


PAKISTAN
AFGHANISTAN
Peshawar
ISLAMABAD
Lahore
Quetta
PAKISTAN
SWMIANO II
GAMBAT
MIANO D&P
SAWAN D&P
NAWABSHAH
INDIA
Karachi
Arabian Sea
INDUS OFFSHORE G
INDUS OFFSHORE H

**OMV Aktiengesellschaft,** with Group sales of EUR 7.08 billion and 5,828 employees in 2002, and a current market capitalization of EUR 2.8 billion, is one of Austria's largest listed industrial companies. As the leading oil and gas company in Central and Eastern Europe, the OMV Group is active in 12 of these countries in its Refining and Marketing (R&M) business, and has set a goal of doubling its market share in the area to 20% by 2008. OMV is now involved in international exploration and production activities (E&P) in 17 countries. The Group also operates integrated chemical manufacturing plants. In addition, it holds a 25% stake in Borealis A/S, one of the world's leading manufacturers of polyolefins, a 45% stake in the BAYERNOIL refinery network, a stake of approximately 9% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group NV, the largest private oil company in Romania.

**— Ends —**

For further information, please contact:

**OMV**
Brigitte H. Juen, Investor Relations — Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office — Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office — Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page: http://www.omv.com

**Cubitt Consulting**
Noga Villalón, London, Investors — Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Sarah Brydon, London, Press — Tel. +44 (207) 367-5127; e-mail: sarah.brydon@cubitt.com
Mark Kollar, New York — Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January-June and Q2 2003** on August 19, 2003